1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai
allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 13, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Lauren Hamilton, Staff Accountant

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-225152; 811-22472

Dear Ms. Hamilton:

We are writing in response to telephonic comments provided on July 12, 2018, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of certain annual reports and other filings of the RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the applicable annual reports and other such filings on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. In the Schedule of Investments on Form N-CSR, please consider including additional categories for the underlying funds in which the Fund invests based upon the investment strategies of the underlying funds.

Response 1. The Fund acknowledges your comment and respectfully submits its belief that the current categories for the underlying funds in which the Fund invests are sufficient and appropriate as they correspond to the categories included in the Fund’s principal investment strategy.

Comment 2. In the Schedule of Investments on Form N-CSR, as per Article 12-12 of Regulation S-X, please disclose the class(es) of shares held of other registered funds as part of the title of issue.

Response 2. The Fund will address this comment and the disclosure will be revised accordingly in future filings.

Comment 3. In order to ensure that the Financial Highlights are not misleading, please ensure the expense ratio required by Form N-2 is the most prominently presented in the Financial Highlights. Please consider moving the other supplemental ratios to footnotes below the Financial Highlights table.

Ms. Lauren Hamilton August 13, 2018 Page 2

Response 3. The Fund respectfully acknowledges your comment and will revise the “Supplemental Data” section of the Financial Highlights table in future filings. The expense ratio required by Form N-2 will appear first and in bold font. Any additional expense ratios will appear in non-bold font. The Fund believes this presentation will not be misleading to investors.

Comment 4. We note that in the Schedule of Investments in Form N-CSR filed for the fiscal year ended October 31, 2017, the Fund’s position in Atlantic Acquisition Corp. was indicated as being fair valued by the Board of Directors of the Fund. This position was fair valued at $165,828 or 22 basis points to net asset value. Please supplementally explain why Atlantic Acquisition Corp. was not included under “Level 3” in the “Investments in Securities at Value” table.

Response 4. As per the procedures for valuation established by the Board of Directors, only securities with significant unobservable prices or inputs where there is little or no market activity for the asset at the measurement date are fair valued and classified as “Level 3” securities within the fair value hierarchy. Atlantic Acquisition Corp. was fair valued as a “Level 2” security by the Fund’s Fair Valuation Committee using relevant observable market inputs that were available at the measurement date. Atlantic Acquisition Corp. was included in the “Investments in Securities at Value” table as a Special Purpose Acquisition Company under “Level 2.”

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai